

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

February 28, 2008

Evan F. Denner
President and Chief Executive Officer
Quadra Realty Trust, Inc.
622 Third Avenue, 30th Floor
New York, New York 10017

Re: Quadra Realty Trust, Inc.
Schedules 13E-3
File No. 5-83520
Filed February 13, 2008

Quadra Realty Trust, Inc.
Schedule 14D-9
File No. 5-83520
Filed February 13, 2008

Quadra Realty Trust, Inc.
Schedule TO-T
File No. 5-83520
Filed February 13, 2008

Dear Mr. Denner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that Mr. Denner, Mr. Fenk, and Mr. Glynn are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedule TO

Summary Term Sheet

2. Please revise your Summary Term Sheet so that it appears in bullet point format. Refer to Item 1001 of Regulation M-A. Please reorganize your disclosure to improve the readability of the bulleted information, utilizing plain English principles, such as sub-bullets.

3. Please revise your summary term sheet to provide a summary of the material aspects of the going private transaction disclosures. For example, please provide a summary of the fairness determination of the filing persons.

How Are you Offering to Pay and What is the Form of Payment . . . ., page 3

4. We note that you anticipate the company will declare and pay a dividend causing a reduction in offer price. If the bidder changes the price, the tender offer would need to be extended for 10 business days as provided by Rule 14e-1(b). Refer to Interpretive Release No. 34-43069 (July 24, 2000).

What Are the U.S. Federal Income Tax Consequences of the Offer and Merger, page 9

5. Delete the statement holders "should" consult tax advisors. While you may urge shareholders to consult their tax advisor you may not instruct them to do so.

6. Delete the disclaimers that the tax discussion is "subject in its entirety" and that "any discrepancy between this discussion and that summary shall be interpreted in favor of the latter." Investors are entitled to rely upon your disclosure. Remove this and any similar disclaimers from your disclosure documents relating to this transaction.

Introduction, page 11

7. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the *beginning of the disclosure document, immediately* following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please delete this section or relocate it so that it appears after the Special Factors section.

Special Factors, page 13

8. The disclaimer "according to the Company's filing's," appears inappropriate based on the relationship between the filing persons. Delete the similar disclaimers that appear throughout this section.

9. We note your references to JPMorgan providing the "requested information" and a "preliminary valuation." Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

10. Please provide more detailed disclosure of the "certain transaction considerations" referenced on the top of page 15.

Purpose of and Reasons for the Offer and the Merger, page 22

11. Delete the first and third sentences of this section. In that regard, please carefully review your document and delete all references to the application of Rule 13e-3 being subject to doubt. If you believe the transaction is not subject to Rule 13e-3, please refile your Schedule TO so that it does not appear under the cover of Schedule 13E-3. We may have further comments at that time.

Consideration of Alternatives, page 23

12. Please briefly describe the alternatives considered and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness, page 25

13. Delete the first two sentences of this section. The parties listed are filing persons and must provide the required disclosure.

14. To the extent you are incorporating and adopting disclosure from the Schedule 14D-9, please consider the issues raised comment 20 and revise your disclosure to address any similar issues in this section.

15. We note your discussion of net book value as relates to fairness. Please expand your disclosure to explain why the filing persons did not consider net book value as a factor impacting fairness when the consideration being offered in the transaction was determined by reference to net book value.

Summary of JPMorgan's Preliminary Valuation Overview, page 28

16. Please disclose the amount of fees received or to be received by JPMorgan for services rendered to filing persons during the last two years.

Certain U.S. Federal Income Tax Considerations

17. Delete the statement that the disclosure is for general information only.

Schedule 13E-3 filed by Quadra Realty Trust Inc.

18. We note that in several places you incorporate from the "offer to purchase" to satisfy the company's disclosure obligations. In several instances this does not appear to be appropriate. For example, the company's purposes and reasons for the transaction are not discussed in the offer to purchase. Please carefully review the disclosure obligations of the Company and revise your document accordingly.

19. We note that Item 7.D cross-references to the "tender offer – certain tax consequences." Please note that Item 1013(d) of Regulation M-A requires a description of the material federal tax consequences to each filing person and that such disclosure must appear in the "Special Factors" section. Please revise.

20. We are unable to locate disclosure in the Schedule 14D-9 attempting to comply Item 8 of Schedule 13E-3. To the extent the disclosure in "Item 4 – Reasons for the Recommendation of the Special Committee and the Quadra Board" represents an attempt to comply with Item 1014 of Regulation M-A please revise as follows:

    - Disclose all material factors considered by the board.

    - Expand your disclosure to separately address procedural and substantive fairness to *unaffiliated security holders.*

- Eplain how each factor discussed impacted the board's consideration of procedural or substantive fairness.

- Address each factor outlined in Instruction 2 to Item 1014. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate reference to going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).

- Include a discussion of how the factors listed in Item 1014(c)-(e) of Regulation M-A impacted the board's procedural fairness analysis.

- As this transaction may have different effects on unaffiliated security holders who choose to tender and those who choose not to tender, you should revise your fairness discussion to provide a fairness determination with respect to each group of *unaffiliated* security holders.

- If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Refer to Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

21. Instruction 1 to Item 13 of Schedule 13E-3 permits Item 1010(a) and (b) of Regulation M-A financial information to be omitted if Item 1010(c) of Regulation M-A summary financial information is included. The Historical Selected Financial Data presented in Section 7 does not provide all the information required by Item 1010(c). Please revise your disclosure to include the correct information. In addition, Section 7 states that "We take no responsibility for the information below taken from the Company's reports filed with the SEC." Please revise your disclosure to eliminate this statement.

Schedule 14D-9

22. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the *beginning of the disclosure document, immediately* following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please revise your document accordingly.

Item 8. Opinion of the Special Committee's Financial Advisor

23. Delete the statement that the summary of the opinion is "qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely upon your disclosure.

24. Please disclose any financial projections provided to the financial advisor and include a discussion of any assumptions underlying the projections.

25. Please disclose any other fees paid to Blackstone in the last two years. Refer to Item 1015(b)(4) of Regulation M-A.

Closing Comments

As appropriate, please amend your Schedule 13E-3, Schedule 14D-9, and Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact me at (202) 551-3345 with any other questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions